

April 19, 2011

Howard A. Willard III- Executive Vice President and Chief Financial Officer
Altria Group, Inc.
6601 West Broad Street
Richmond, VA 23230

>   **Re: Altria Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed February 25, 2011**
>   **Definite Proxy Statement on Schedule 14A**
>   **Filed April 8, 2011**
>   **File No. 001-08940**

Dear Mr. Willard III:

        We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Long-Term Incentives, page 44

1.   Please confirm that in future filings you will quantify the total shareholder return target that must be achieved in order for your executive officers to earn their long-term incentive plan compensation or advise.

2010 Executive Compensation Decisions, page 48

2.   We note your disclosure that your Compensation Committee reviews tally sheets for executive compensation. Please confirm that in future filings you will revise your disclosure to explain in more detail what information was included in the tally sheets and discuss how it impacted the Compensation Committee's decision on compensation awards.

Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements, page 25

Note 16. Income Taxes, page 39

3.   In connection with the IRS's examination of Altria Group, Inc.'s consolidated federal income tax returns for the years 2000-2003, you executed a closing agreement during the second quarter of 2010 and paid $945 million of tax and associated interest in July 2010 with respect to the LILO and SILO transactions that PMCC entered into during the 1996-2003 years. Because you plan to file a claim for refund, you indicate that the payment of approximately $945 million is included within other assets in the consolidated balance sheet of Altria Group, Inc. at December 31, 2010 and has not been included in the supplemental disclosure of cash paid for income taxes on the consolidated statement of cash flows for the year ended December 31, 2010. However, your disclosure indicates that, if the IRS disallows the claim, as anticipated, you intend to commence litigation in federal court. In this regard, we note that you filed similar claims and commenced litigation on similar matters in the past. Specifically, in October 2006, you filed a complaint in the United States District Court for the Southern District of New York to claim refunds on a portion of tax payments and associated interest for the years 1996 and 1997. In July 2009, the jury returned a unanimous verdict in favor of the IRS and, in April 2010, after denying your post-trial motions, the district court entered final judgment in favor of the IRS. In June 2010, you filed an appeal with the United States Court of Appeals for the Second Circuit. In light of the district court's final judgment in favor of the IRS, please tell us how you determined that it is probable you will receive a favorable judgment from the United States Court of Appeals for the Second Circuit. In particular, tell us and revise your disclosures to discuss what consideration was given to the final judgment by United States District Court for the Southern District of New York, in favor of the IRS, when arriving at the conclusion that it was probable you would prevail in receiving a refund of the $945 million payment for tax and associated interest.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or me at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or Julie Rizzo at (202) 551-3574 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief